[Letterhead of Power Development Associates, Inc.}


                                                               February 23, 1996

Mr. Randy Graves
EUROTECH, LTD
3299 Villanova Ave.
San Diego, California  92122

                                                  Subject:   Ukraine WTE

Dear Randy;

In response to your telephone request, I would be pleased to provide professional consulting services to Eurotech or Eurowaste in support of your efforts to develop waste-to-energy (WTE) facilities in the Ukraine. My understanding is that the Ukrainian parties you are working with are particularly interested in facilities similar to the existing WTE plant in Hampton, VA. This causes me to be especially interested because my career in WTE began with the design and construction of that plant in 1978.

As I mentioned on the phone, my availability is currently limited due to obligations to other clients regarding the development of independently owned power projects in Eastern Europe, however, this does not appear to be a problem for you in the short run. Of course, my availability could also increase in the future along with your needs for outside expertise. Also, as the projects mature, I may be interested in an ownership position on behalf of clients which would allow me to participate at no direct fee for service.

In the meantime, I should be able to provide one or two days a month subject to scheduling around ongoing efforts with existing clients. For these initial services, I propose to be compensated at $150 per hour up to a maximum of $1200 per day. In addition to fee, I propose to be reimbursed for direct expenses incurred at cost. Direct expenses include travel, lodging, meals, telecommunications, document preparation and other direct costs incurred at your request.

I look forward to meeting with Mr. Peter Gulko on Monday, February 26th, and perhaps the Ukrainians during there next visit to the US; although, as I mentioned in a previous conversation, I am scheduled to be in Poland the week of March 17-23, which I understand from your February 16th FAX to be a scheduling conflict with the Ukrainians' visit here.

On a related matter, I received you FAX today regarding the SO2 removal technology. Whereas I do not feel qualified to comment on the merits or lack thereof of this technology, I do have friends who are qualified, and I shall endeavor to solicit their oopinions.

I hope this response is satisfactory. Waste-to-energy is my love in the energy development field, and I look forward to learning more about Eurotech's activities and objects.

Thank you for your interest and consideration.

                                        Very truly yours,


                                        /s/ Hunter F. Taylor
                                            ----------------------------
                                        Hunter F. Taylor
                                        President